1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No     X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/05/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/04/19: The purchase for Jelly-Filled Single mode Optical Fiber etc., which amounted to NT$744,611,711.

2	Announcement on 2005/04/20: The purchase for Personal Computer Pentium43.0GHz (800MHz FSB)(Linux OS) etc., which amounted to NT$657,748,476.

3	Announcement on 2005/04/26: The Company’s board of directors resolved to modify the agenda of Chunghwa Telecom’s annual general meeting.

4	Announcement on 2005/05/05: Related information regarding the accumulatively purchasing of Credit Suisse BF (Lux) Euro for EURO$10,000,000

5	Announcement on 2005/05/05: Related information regarding the accumulatively purchasing of Fidelity Euro Bond Fund for EURO$10,000,000

6	Announcement on 2005/05/09: Chunghwa Telecom is confident to cope with the labor union’s possible strike

7	Announcement on 2005/05/10: Chunghwa Telecom announced its revenue of NT$15.3 billion for April 2005.

8	Announcement on 2005/05/10: Apr 2005 sales

EXHIBIT 1

The purchase for Jelly-Filled Single mode Optical Fiber etc., which amounted to NT$744,611,711.

Date of events: 2005/04/19

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Jelly-Filled Single mode Optical Fiber etc.

2.	Date of the occurrence of the event: 2004/04/20-2005/04/19

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$744,611,711

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): BAYCOM OPTO-ELECTRONICS TECHNOLOGY CO, LTD.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8.	Terms of delivery or payment (including payment period and monetary amount): Accordance with contract

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law

10.	Name of the professional appraisal institution and its appraisal amount: NA

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

12.	Is the appraisal report price a limited price or specific price?: NA

13.	Has an appraisal report not yet been obtained?: NA

14.	Reason an appraisal report has not yet been obtained: None

15.	Broker and broker’s fee: NA

16.	Concrete purpose or use of the acquisition or disposition: Material of CHT

17.	Do the directors have any objection to the present transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 2

The purchase for Personal Computer Pentium 43.0GHz (800MHz FSB)(Linux OS) etc., which amounted to NT$657,748,476.

Date of events: 2005/04/20

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Personal Computer Pentium 4 3.0GHz (800MHz FSB)(Linux OS) etc.

2.	Date of the occurrence of the event: 2004/04/21-2005/04/20

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$657,748,476

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Acer Inc.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: NA

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): NA

8.	Terms of delivery or payment (including payment period and monetary amount): Accordance with contract

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law

10.	Name of the professional appraisal institution and its appraisal amount: NA

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

12.	Is the appraisal report price a limited price or specific price?: NA

13.	Has an appraisal report not yet been obtained?: NA

14.	Reason an appraisal report has not yet been obtained: None

15.	Broker and broker’s fee: NA

16.	Concrete purpose or use of the acquisition or disposition: Material of CHT

17.	Do the directors have any objection to the present transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 3

The Company’s board of directors resolved to modify the agenda of Chunghwa Telecom’s annual general meeting.

Date of events: 2005/04/26

Contents:

1.	Date of the board of directors resolution: 2005/04/26

2.	Date for convening the shareholders’ meeting: 2005/06/21

3.	Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Panchiao City, Taipei County, R.O.C)

4.	Cause or subjects for convening the meeting:

(1) Reports:

i, The Company’s operation results reports for fiscal year 2004

ii, The Supervisors’ audit reports on the Company’s financial statements for year 2004

iii, The Ministry of Audit’s audit number on the Company’s financial statements for year 2003

iv, The Company’s procurement of liability insurance for its directors and supervisors

v, The Company’s enactment of code of ethics

(2) Issues to be approved:

i, The Company’s financial statements for year 2004

ii, The distribution of the Company’s earnings for year 2004

(3) Issues to be discussed:

i, The disbursement of remuneration to the Company’s directors and supervisors

(4) Extemporary motions

5.	Starting and ending dates of suspension of share transfer: 2005/04/23-2005/06/21

6.	Any other matters that need to be specified: Nil

EXHIBIT 4

Related information regarding the accumulatively purchasing of Credit Suisse BF (Lux) Euro for EURO$10,000,000

Date of events: 2005/05/05

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Credit Suisse BF (LUX) Euro

2.	Date of occurrence of the event: 2005/04/04-2005/05/05

3.	Volume, unit price, and total monetary amount of the transaction: 27,589.90 Units; Euro$361.0-364.2; Euro$10,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fidelity Investments Securities (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund;The NAV declared by fund company; finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 27,589.90 Units; Euro$10,000,000; 0.2%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.9%; 3.3%; NT$29,424,729,000

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: Euro$362.45

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the accumulatively purchasing of Fidelity Euro Bond Fund for EURO$10,000,000

Date of events: 2005/05/05

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fidelity Euro Bond Fund

2.	Date of occurrence of the event: 2005/04/04-2005/05/05

3.	Volume, unit price, and total monetary amount of the transaction: 812,630.21 Units; Euro$12.24-12.38; Euro$10,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fidelity Investments Securities (Taiwan) Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 812,630.21 Units; Euro$10,000,000;1.6%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.9%; 3.3%; NT$29,424,729,000

13.	Broker and broker’s fee: None

14.	Concrete purpose or use of the acquisition or disposition: Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: Euro$12.31

16.	Do the directors have any objection to the present transaction?: None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18.	Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom is confident to cope with the labor union’s possible strike

Date of events: 2005/05/09

Contents:

1.	Date of occurrence of the event: 2005/05/09

2.	Cause of occurrence: Chunghwa Telecom Workers’ Union has approved a plan on May 5, 2005 to give a strike.

3.	Countermeasures: The Company has set a task force for the possible strike. The measures have in place to cope with the labor action and will maintain uniterrupted telecommunication services throughout the strike.

4.	Any other matters that need to be specified: None.

EXHIBIT 7

Chunghwa Telecom announced its revenue of NT$15.3 billion for April 2005.

Date of events: 2005/05/10

Contents:

1.	Date of occurrence of the event: 2005/05/10

2.	Cause of occurrence: Chunghwa Telecom’s revenue for April 2005 was NT$15.32 billion. For the first four months of 2005, the internal figures for income from operations was NT$19.6 billion, net income was NT$15.9 billion, and EPS was NT$1.65.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 8

Chunghwa Telecom

May 10, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2005

1) Sales volume (NT$        Thousand)

Period	Items	2005	2004	Changes	%
Apr	Invoice amount	17,771,641	17,394,716	376,925	2.17%
Jan -Apr	Invoice amount	69,261,630	68,765,195	496,435	0.72%
Apr	Net sales	15,320,856	15,289,578	31,278	0.20%
Jan - Apr	Net sales	59,320,361	60,278,259	-957,898	-1.59%

b Trading purpose : None